U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                            ----------------------

                                SCHEDULE  14F-1

                   Under  the  Securities  Exchange  Act  of  1934

                           ISLAND  RESIDENCES  CLUB,  INC.
       (Exact  name  of  registrant  as  specified  in  its  corporate  charter)

                                   000-49978
                           (Commission  File  Number)

                                   Delaware
                           (State  of  Incorporation)

                                   20-2443790
                      (I.R.S. Employer Identification No.)

             P.O. Box 1947, Noosa Heads, Queensland 4567, Australia
                    (Address of principal executive offices)

                               (61-7)  5474-1180
             (Registrant's  telephone  number,  including  area  code)

 ISLAND  RESIDENCES  CLUB,  INC.

INFORMATION  STATEMENT  PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF  1934  AND  RULE  14F-1  THEREUNDER


GENERAL

   This Information Statement is being delivered on or about March 17, 2005 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Island Residence Club, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors (the "Board").

   On March 17, 2005, by unanimous written consent of the sole shareholder of the Company Meridian Pacific Investments HK Ltd., in lieu of a meeting, resulted in a restructuring of the Company's management, Board, and ownership.

   Pursuant  to  the  resolutions  Island  Investments,  Inc,

(1)     changed  its  name  to  Island  Residences  Club,  Inc

(2) increased the authorized board to four members and appointed Graham J. Bristow and Bob Bratadjaja as additional directors

(3) accepted the resignation of Joseph A. Joyce as Secretary, Treasurer and appointed Bob Bratadjaja to replace him

(4) Issued four million common shares to Meridian Pacific Investments HK Ltd at $2.50 per share in total consideration of $ 10 million dollars, for the transfer of four million shares of PT Island Concepts Indonesia Tbk and four million rights. The rights are issued as stay entitlements in the Bali Island Villas in Seminyak, Bali. These Villas have been developed by and are operated by, PT Island Concepts Indonesia Tbk for The Island Residences Club.

(5) Recorded a change in ownership of the 2,240,000 common shares currently held by Meridian Pacific Investments HK Ltd to be held by Meridian Pacific Investments HK Ltd For Benefit Of 525 Beneficial Holders

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

VOTING  SECURITIES  OF  THE  COMPANY

   On March 17, 2005 there were 6,240,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

    The following table sets forth, as of March 17, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.



TITLE OF CLASS NAME AND ADDRESS OF                       AMOUNT AND PERCENT OF
               BENEFICIAL OWNER (1)                       NATURE OF  CLASS (2)
                                                         BENEFICIAL
                                                          OWNERSHIP
-------------- ----------------------------------------  ---------- ----------
Common Stock   Meridian Pacific Investments HK Ltd. (3)   2,240,000        36%
               FBO 525 beneficial owners
               P.O. Box 1947, Noosa Heads
               Queensland 4567, Australia

Common Stock   Meridian Pacific Investments HK Ltd. (3)   4,000,000        64%
               P.O. Box 1947, Noosa Heads
               Queensland 4567, Australia

Common Stock   All Officers and Directors as a Group(3)   4,000,000        64%
               (4 persons)

--------------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.

   (2)  Based  upon  6,240,000  shares  issued  and  outstanding.

   (3) Meridian Pacific Investments HK Ltd. is majority owned and controlled by Graham J. Bristow.


CHANGES  IN  CONTROL

   On March 10, 2004, Meridian Pacific Investments HK Ltd. acquired 2,240,000 shares from T. Chong Weng in a private transaction. At that time, Meridian Pacific Investments HK Ltd. became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.

   On March 17, 2005, Meridian Pacific Investments HK Ltd acquired four million common shares of the company and disposed on 2,240,000 shares of Common Stock of the company. Meridian Pacific Investments HK Ltd. remains the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.

   Prior to the issuance of the four million (4,000,000) common shares, the Company had 2,240,000 shares of common stock and no shares of Preferred Stock outstanding.

DIRECTORS  AND  EXECUTIVE  OFFICERS

LEGAL  PROCEEDINGS

   The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS  AND  EXECUTIVE  OFFICERS

   The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.


NAME                     POSITION
-----------------        -----------------------------------------------
John R. Kennerley        Chairman and Director
                         Born in Britain, John is 63 years of age and managed several businesses in the UK and the USA before moving to Australia.
                         John is an independent director and not engaged in the day to day business of the company.

Graham J. Bristow        President, Chief Executive Officer and Director
                         Born  07/02/1947,  Hastings,  New  Zealand,  resides in
                         Noosa  Heads,  Queensland,  Australia and is a dual New
                         Zealand/Australian citizen. Has been involved in business in Indonesia for 15 years and was a director of PT Indoexchange Tbk until June 2004.

Bob Bratadjaja           Secretary, Treasurer and Director.
                         He is an Indonesian national and is Corporate Secretary of PT Island Concepts Indonesia Tbk.

Joseph Anthony Joyce     Director
                         Born February 1947, Mr. Joyce is a dual New Zealand and
                         British citizen, and resides in Sydney, Australia and is a businessman engaged in the technology sector.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Not  applicable

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

EXECUTIVE  OFFICERS  AND  DIRECTORS

   The Company currently does not pay any cash salaries to any officers or directors.

SUMMARY  COMPENSATION

   The Summary Compensation Table shows no compensation information for services rendered in all capacities for the fiscal year ended December 31, 2004. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. There was no compensation to any of the officers or directors including the dollar value of base salaries, bonus awards, the number of stock options granted or certain other compensation, was paid or deferred.


                                  SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April  7,  2005                       ISLAND  RESIDENCES  CLUB,  INC.





                                              By:  /s/  Graham  J.  Bristow
                                              ---------------------------------
                                              Director,  President  and  CEO